September 14, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Service

Washington, D.C. 20549

Attention: Tony Watson, Adam Phippen

Re: Party City Holdco Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February  28, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022 Filed August  8, 2022

Form 8-K Filed February 28, 2022 File No. 001-37344

Dear Messrs. Watson and Phippen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter dated August 25, 2022 to Mr. Todd Vogensen of Party City Holdco (the “Company”) with respect to the above-referenced documents that were filed or furnished with the SEC. The Company notes that through a telephone call between Mr. Watson and the Company on August 29, 2022, the Company requested and received an extension to file this response by September 26, 2022. For your convenience, we have set forth below the Staff’s comments in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2021 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 33

1.

We note your presentation of Adjusted EBITDA excluding the impact of inventory restructuring and inventory disposal reserve. We also note your presentation of Adjusted Net Income (Loss) excluding the impact of the inventory disposal reserve. Please tell us how you determined that excluding the impacts of these adjustments does not substitute individually tailored inventory recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures applies to the Company’s presentation of Adjusted EBITDA and Adjusted Net Income (Loss). Question 100.04 states that “Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.”

The Company’s calculation of Adjusted EBITDA and Adjusted Net Income (Loss) did not create an individually tailored measurement method. Rather, the Company presented net loss and loss before income taxes, in each case, as calculated in accordance with Generally Accepted Accounting Principles (GAAP) and subtracted its inventory disposal reserve, which was calculated in accordance with GAAP (see Note 2 – Summary of Significant Accounting Policies under the caption Inventories and Note 7 – Inventories, Net for reference) in addition to other items that the Company did not believe were indicative of its core operating performance. As indicated in Note 7, the Company updated its seasonal assortment strategy to target higher in-season sales of merchandise and reduce its annual inventory carry-over. As a result, for inventory not required for future seasons, the Company records a reserve for future disposals.

80 Grasslands Road, Elmsford, New York 10523

The Company believes backing out the amount of its inventory disposal reserve, assists investors in comparing its performance across reporting periods on a consistent basis as such inventory disposal reserve is highly variable and based on a number of estimates, and may not be necessarily indicative of the Company’s ability to effectively sell its products. For example, the amount of inventory disposal reserve may differ greatly from year to year, and relies on the Company making judgments based on, among other things, future demand and market conditions, current inventory levels and the impact of the possible discontinuation of products. Further, the amount of inventory disposal reserve may relate to inventories that were purchased across multiple fiscal years, which have a significant impact on net income for a fiscal year, while being unrelated to actual sales for that fiscal year. The exclusion of this reserve does not impact the way that the valuation of inventory is presented elsewhere in the 10-K.

2.

We note your adjustment for Covid 19 in your calculation of Adjusted EBITDA and Adjusted Net Income (Loss) includes expenses for employees on temporary furlough for whom the Company provides health benefits; non-payroll expenses including advertising, occupancy, and other store expenses. Please tell us how you determined these costs are incremental to normal operations and nonrecurring.

Response

In March 2020, all of the Company’s stores were closed due to Covid 19. By June 22, 2020, substantially all stores were re-opened. During this time period, the Company incurred expenses related to employee salaries and health benefits as a direct result of the temporary furlough of employees, resulting from the shut-down of the Company’s manufacturing plants, wholesale distribution center and retail stores due to Covid 19. Additionally, non-payroll expenses including advertising, occupancy and other store expenses continued despite such closures. In future periods, the Company will not add back such types of non-payroll expenses. Further, in conjunction with reopening of the Company’s facilities, one-time cleaning costs were incurred for the remainder of fiscal year 2020. As such, in fiscal year 2020, these one-time expenses related to Covid 19, were subtracted in calculating Adjusted EBITDA.

In fiscal year 2021, the expenses consisted of additional one-time store cleaning costs, cleaning supplies such as hand sanitizer, and signage related to Covid 19 restrictions for all retail stores, which were incurred from January through June 2021 due to the evolving governmental requirements that existed during such time period. Such expenses were non-recurring in nature, as further evidenced by the fact they were not incurred and therefore, not excluded for the three month periods ending on September 30, 2021 and March 31, 2022, and the three and six month periods ending on June 30, 2022.

Liquidity and Capital Resources and Material Cash Requirements 8.75% Senior Secured Notes - Due 2026 (“8.75% Senior Notes”), page 39

3.

We note your disclosure of Anagram’s Adjusted EBITDA. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(1)(i)(A)-(D) of Regulation S-K. In addition, tell us your consideration of providing the disclosure suggested in Question 102.09 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

In accordance with the Indenture dated February 19, 2021, which our 8.75% Senior Notes are subject to, we are required to provide quarterly and annual disclosure of certain financial metrics for Anagram Holdings, LLC and its subsidiary (“Anagram”) in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our annual Form-10K filings and quarterly Form 10-Q filings. Our calculation of Anagram’s Adjusted EBITDA is prescribed in the definition set forth in the 8.75% Senior Notes, filed with the Commission November 4, 2019.

In future filings, we intend to disclose our computation of Anagram’s Adjusted EBITDA and comply with the requirements set forth in Item 10(e)(1)(i)(A)-(D) of Regulation S-K.

Further, pursuant to Question 102.09 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures Compliance and Disclosure Interpretations, we believe that our 8.75% Senior Notes constitute a material agreement, that the covenant to disclose Adjusted EBITDA is a material term of the notes and that information about the covenant is material to an investor’s understanding of the Company’s financial condition and liquidity. In this regard, in future filings, in accordance with the Commission’s guidance, we will include a discussion of the following:

•	the materiality of the 8.75% Senior Notes and the computation of Anagram’s Adjusted EBITDA;

•	the amount or limit required for compliance with the covenant; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the Company’s financial condition and liquidity.

Accordingly, we intend to include the following in future filings (using the three and six months ended June 30, 2022 by illustration):

While we do not regard Anagram Holdings, LLC and its subsidiary (“Anagram”) as a reportable segment under ASC 280, in accordance with the Indenture dated February 19, 2021, which our 8.75% Senior Notes are subject to, we are required to provide quarterly and annual disclosure of certain financial metrics for Anagram in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our annual Form-10K filings and quarterly Form 10-Q filings. These metrics include revenue, operating income and Adjusted EBITDA. Management believes that the Adjusted EBITDA of Anagram, a non-GAAP financial measure, is an important measure in analyzing our financial condition and liquidity, given this disclosure requirement and the carrying amount of our 8.75% Senior Notes, which comprise more than half of our current debt obligations (see Note 13, Current and Long-Term Obligations of Item 1, “Condensed Consolidated Financial Statements (Unaudited)” in this Quarterly Report on Form 10-Q for more information). While there is no minimum required amount of Adjusted EBITDA of Anagram that the Company is required to maintain, noncompliance of this disclosure requirement could result in the Company being in default of the 8.75% Senior Notes, which could require us to repay the amounts borrowed under the notes.

Reconciliation of Adjusted EBITDA and EBITDA to net income, the most comparable GAAP measure, is as follows (in thousands) for the three and six months ended June 30, 2022:

	Three Months Ended June 30,	Six months ended June 30,
	2022	2022
Revenue *	$58,591	$123,505
Operating income	11,146	24,213
Net income	$2,689	$7,354
Interest expense, net	7,555	14,821
Income tax (benefit) expense	993	2,347
Depreciation and amortization	1,568	3,029

EBITDA	12,805	27,551
Loss on joint venture investment and currency	(83)	(282)

Adjusted EBITDA	$12,722	$27,269

Note: All GAAP measures provided are those of Anagram on a standalone basis.

*	Includes sales to affiliates of $28,236 and $57,621 for the three and six months ended June 30, 2022.

Note 5 - Income Taxes, page 10

4.

We note that you had a significant tax benefit in the three and six months ended June 30, 2022. Please tell us why there is such a large benefit. In addition, you disclose that you established a valuation allowance. Please tell us how this impacted your tax benefit for these periods.

Response

Consistent with the requirements in ASC 740 Income Taxes, a company is required at the end of each interim reporting period, to make its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. In addition, a company is required to project the deferred tax effects of expected year-end temporary differences, and include in its effective tax rate, the tax effect of a valuation allowance expected to be necessary at the end of the year for deferred tax assets related to deductible temporary differences and carryforwards originating during the year.

In applying the above guidance, we determined our estimate of the annual effective tax rate for the full fiscal year to be 347.3%. Consistent with our guidance, during the second quarter ended June 30, 2022, we revised downward our estimate of the full year pre-tax earnings to $4.372 million while we also estimated a total annual tax expense of $15.184 million [$15.184 million/$4.372 million = 347.3%]. This estimated total annual tax expense is primarily due to the tax effect of a valuation allowance expected to be necessary at the end of the year for deferred tax assets related to deductible temporary differences originating during the year.

We further note that no valuation allowance was discretely established during the second quarter ended June 30, 2022. We acknowledge the wording in our disclosure refers to the “establishment of a valuation allowance” and note that the disclosure was intended to describe that we incorporated the establishment of a valuation allowance in calculating the estimated annual effective tax rate, following the requirements of ASC 740. We respectfully propose clarifying the disclosure in future filings.

The result of applying the 347.3% estimated annual effective tax rate to the pretax loss of $54.962 million for the six months ended June 30, 2022, was an income tax benefit of $190.246 million, after adjusting for discrete items. Since the company had reported an income tax benefit of $16.355 million for the three months ended March 31, 2022, the tax benefit for the three months ended June 30, 2022 was $173.891 million. ASC 740-270-25-9 states that the tax effects of losses that arise in the early portion of a fiscal year shall be recognized only when the tax benefits are expected to be either: (a) realized during the year; or (b) recognizable as a deferred tax asset at the end of the year in accordance with the provisions of Subtopic 740-10. ASC 740-270-25-10 further notes that an established seasonal pattern of loss in early interim periods offset by income in later interim periods shall constitute evidence that realization is more likely than not, unless other evidence indicates the established seasonal pattern will not prevail. Given the seasonal nature of our business, whereas the significant portion of pre-tax earnings arise during the third and fourth quarter, this income tax benefit is expected to reverse in the second half of the year when we expect to earn pretax income.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 21

5.

You state that the current inflationary environment has impacted your results. In future filings, please expand to identify the principal factors contributing to the inflationary pressures you experienced and clarify the resulting impact it has had on you.

Response

The Company will identify the principal factors contributing to the inflationary pressures it has experienced and clarify the resulting impact in future filings, beginning with its Form 10-Q for the Quarterly Period ended September 30, 2022.

6.	Please expand your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response

The Company will expand its disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures, beginning with its Form 10-Q for the Quarterly Period ended September 30, 2022.

7.

In future filings, please discuss in more detail whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response

The Company will discuss in more detail whether supply chain disruptions are materially affecting its outlook or business goals in future filings, beginning with its Form 10-Q for the Quarterly Period ended September 30, 2022.

Form 8-K filed February 28, 2022 Exhibit 99.1, page 5

8.	Please tell us the nature of the “EBITDA Add-Backs.” In addition, explain why you have not disclosed the nature of the add-backs.

Response

The Company will provide a full reconciliation of forecasted 2022 GAAP net income to Adjusted EBITDA in its Form 8-K disclosing its Results of Operations and Financial Condition for the Quarterly Period ended September 30, 2022 as set forth below:

		FY2022
		Low	High
Net Income		$64,200	$82,500
Income Tax		23,800	30,500
Interest Expense		96,000	96,000
Depreciation & Amortization		70,000	70,000
EBITDA		254,000	279,000
Other Income		(1,000)	(1,000)
Stock options, restricted stock unit and restricted cash awards expense	(a)	11,000	11,000
Deferred rent	(b)	10,000	10,000
Closed stores exp	(c)	1,000	1,000

Adjusted EBITDA		$275,000	$300,000

(a)	Represents non-cash charges related to stock options, restricted stock units and restricted cash awards that vest based on service and performance conditions,
(b)	The deferred rent adjustment reflects the difference between accounting for rent and landlord incentives in accordance with GAAP and the Company’s actual cash outlay for such items.
(c)	Principally charges incurred related to closing underperforming stores.

Exhibit 99.1, page 11

9.

Please tell us your consideration of including net loss per share where you disclose Adjusted EBITDA margin and Adjusted net (loss) per common share diluted which is the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Exhibit 99.1, page 12

Response

In future filings, the Company will prominently provide GAAP gross margin and GAAP net (loss) per common share prior to Adjusted EBITDA margin and Adjusted net (loss) per common share.

Accordingly, we intend to include the following in future filings (using the three and six months ended June 30, 2022 by illustration):

	Three Months Ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
(Dollars in thousands)
Net sales	$527,449	$535,746	$960,425	$962,553
Net income	162,173	29,811	135,284	15,693

Adjusted EBITDA	$45,806	$85,833	$50,410	$118,252

Net Income Margin	31%	6%	14%	2%

Adjusted EBITDA Margin	8.7%	16.0%	5.2%	12.3%

	Three Months Ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
(Dollars in thousands, except per share amounts)
Net income	$162,173	$29,811	$135,284	$15,693
Income tax (benefit) expense	(173,891)	10,209	(190,246)	6,740

(Loss) income before income taxes	(11,718)	40,020	(54,962)	22,433
Intangible asset amortization	1,528	2,354	3,072	4,831
Amortization of deferred financing costs and original issuance discounts	1,295	1,074	2,566	1,937
Other restructuring, retention and severance	710	31	710	1,967
Long-lived assets impairment	7,829	—	9,983	—
Non-recurring legal settlements/costs	384	—	384	—
Stock option expense	83	104	168	217
Restricted stock unit and restricted cash awards expense – performance-based	744	1,154	1,313	1,971
COVID - 19	—	655	—	1,270
Inventory disposal reserve	810	162	1,431	926

Adjusted income (loss) before income taxes	1,665	45,554	(35,335)	35,552
Adjusted income tax (benefit) expense	(9,841)	11,446	(22,162)	10,064

Adjusted net income (loss)	$11,506	$34,108	$(13,173)	$28,699

Net income per share attributable to common shareholders of Party City Holdco Inc. - Diluted	$1.42	$0.26	$1.18	$0.14
Adjustments per common share - diluted:
Income tax (benefit) expense	(1.52)	0.09	(1.69)	0.06

(Loss) income before income taxes	(0.10)	0.34	(0.49)	0.19
Intangible asset amortization	0.01	0.02	0.03	0.04
Amortization of deferred financing costs and original issuance discounts	0.01	0.01	0.02	0.02
Other restructuring, retention and severance	0.01	—	0.01	0.02
Long-lived assets impairment	0.07	—	0.09	—
Non-recurring legal settlements/costs	—	—	—	—
Stock option expense	—	—	—	—
Restricted stock unit and restricted cash awards expense – performance-based	0.01	0.01	0.01	0.02
COVID - 19	—	0.01	—	0.01
Inventory disposal reserve	0.01	—	0.01	0.01

Adjusted income (loss) before income taxes	0.01	0.39	(0.31)	0.31
Adjusted income tax (benefit) expense	(0.09)	0.10	(0.20)	0.09

Adjusted net income (loss) per common share – diluted	$0.10	$0.29	$(0.12)	$0.25

Weighted-average number of common shares – diluted	114,604,275	116,251,151	112,519,950	115,499,304

10.

We note your additional reconciliations of Adjusted EBITDA for the three and twelve months ended December 31, 2021 on pages 12-14 which present non-GAAP income statements. Please tell us your consideration of the guidance in Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company has reviewed the guidance in Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and will reconcile GAAP results to non-GAAP measures on a line item basis only.

If you have any additional questions or comments, please do not hesitate to contact me at tvogensen@partycity.com or Cheryl Graziano, our Chief Accounting Officer at cgraziano@partycity.com.

Sincerely,

/s/ Todd Vogensen

Todd Vogensen, Chief Financial Officer